UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2001 and Ending December 31, 2001

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Cinergy Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation:    February 23, 1994

State or Sovereign Power under which Incorporated or Organized:    Delaware

Location of Principal Executive Offices of Reporting Company:    Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Bernard F. Roberts, Vice President and Comptroller,
139 East Fourth Street, Cincinnati, Ohio 45202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Cinergy Corp.

INSTRUCTIONS FOR USE OF FORM U-13-60

        1.        Time of Filing.      Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

        2.         Number of Copies.      Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

        3.          Period Covered by Report.      The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

        4.          Report Format.      Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

        5.          Money Amounts Displayed.      All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

        6.          Deficits Displayed.      Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

        7.          Major Amendments or Corrections.      Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

        8.         Definitions.      Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

        9.         Organization Chart.      The service company shall submit with each annual report a copy of its current organization chart.

        10.      Methods of Allocation.      The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

        11.      Annual Statement of Compensation for Use of Capital Billed.      The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

ANNUAL REPORT OF CINERGY SERVICES, INC.
For the Year Ended December 31, 2001

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                          Schedule or
        Description of Schedules and Accounts                             Account No.
        -------------------------------------                             -----------

        Comparative Balance Sheets - Assets                               Schedule I
        Comparative Balance Sheets - Liabilities                          Schedule I
           Service Company Property                                       Schedule II
           Accumulated Provision for Depreciation and
             Amortization of Service Company Property                     Schedule III
           Investments                                                    Schedule IV
           Accounts Receivable from Associate Companies                   Schedule V
           Fuel Stock Expenses Undistributed                              Schedule VI
           Stores Expense Undistributed                                   Schedule VII
           Miscellaneous Current and Accrued Assets                       Schedule VIII
           Miscellaneous Deferred Debits                                  Schedule IX
           Research, Development, or Demonstration Expenditures           Schedule X
           Proprietary Capital                                            Schedule XI
           Long-term Debt                                                 Schedule XII
           Current and Accrued Liabilities                                Schedule XIII
           Notes to Financial Statements                                  Schedule XIV
        Comparative Income Statements                                     Schedule XV
           Analysis of Billing - Associate Companies                      Account 457
           Analysis of Billing - Nonassociate Companies                   Account 458
           Analysis of Charges for Service - Associate
             and Nonassociate Companies                                   Schedule XVI
           Schedule of Expense Distribution by Department
             or Service Function                                          Schedule XVII
           Departmental Analysis of Salaries                              Account 920
           Outside Services Employed                                      Account 923
           Employee Pensions and Benefits                                 Account 926
           General Advertising Expenses                                   Account 930.1
           Miscellaneous General Expenses                                 Account 930.2
           Rents                                                          Account 931
           Taxes Other Than Income Taxes                                  Account 408
           Donations                                                      Account 426.1
           Other Deductions                                               Account 426.5
           Notes to Statements of Income                                  Schedule XVIII

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

          Description of Reports or Statements
          ------------------------------------

          Organization Chart
          Methods of Allocation
          Annual Statement of Compensation for Use of Capital Billed

                                                 Annual Report of Cinergy Services, Inc.
                                                   As of December 31, 2001 and 2000

                                                Schedule I - COMPARATIVE BALANCE SHEETS
                           Give balance sheet of the Company as of December 31 of the current and prior year

                                                                              REF                  December
    ACCOUNT                       ASSETS AND OTHER DEBITS                    SCHED          2001             2000
----------------- -------------------------------------------------------- ----------- --------------- -----------------

                  SERVICE COMPANY PROPERTY
                  ------------------------
      101         Service Company Property                                     II      $   33,347,395  $  32,814,623
      107         Construction Work in Progress                                II           4,657,478      3,439,061
                                                                                       --------------  --------------
                           Total Property                                                  38,004,873     36,253,684

      108         Accumulated Provision for Depreciation and
                     Amortization of Service Company Property                 III         (22,372,999)   (16,028,630)
                                                                                       --------------  --------------
                           Net Service Company Property                                    15,631,874     20,225,054

                  INVESTMENTS
                  -----------
      123         Investments in Associate Companies                           IV                   -              -
      124         Other Investments                                            IV          11,563,416     11,688,921
                                                                                       --------------  --------------
                           Total Investments                                               11,563,416     11,688,921

                  CURRENT AND ACCRUED ASSETS
                  --------------------------
      131         Cash                                                                      1,347,867      1,360,208
      134         Special Deposits                                                                  -              -
      135         Working Funds                                                                 1,852          8,369
      136         Temporary Cash Investments                                   IV                   -     (1,337,362)
      141         Notes Receivable                                                                  -            463
      143         Accounts Receivable                                                         292,405       (996,257)
      144         Accumulated Provision for Uncollectible Accounts                                  -              -
      145         Notes Receivable from Associate Companies (Note 3)                       69,901,076     54,648,697
      146         Accounts Receivable from Associate Companies                 V           55,133,409     48,040,580
      152         Fuel Stock Expenses Undistributed                            VI                   -              -
      154         Materials and Supplies                                                            -              -
      163         Stores Expense Undistributed                                VII                   -              -
      165         Prepayments                                                               8,676,217         50,000
      174         Miscellaneous Current and Accrued Assets                    VIII                  -              -
                                                                                       --------------   --------------
                           Total Current and Accrued Assets                               135,352,826     101,774,698

                  DEFERRED DEBITS
                  ---------------
      181         Unamortized Debt Expense                                                          -              -
      184         Clearing Accounts                                                                 -        135,445
      186         Miscellaneous Deferred Debits                                IX           8,756,153     10,292,250
      188         Research, Development, or Demonstration Expenditures         X                    -              -
      190         Accumulated Deferred Income Taxes (Note 6)                               11,755,852     24,473,491
                                                                                       --------------  --------------
                           Total Deferred Debits                                           20,512,005     34,901,186

                  TOTAL ASSETS AND OTHER DEBITS                                        $  183,060,121  $ 168,589,859
                                                                                       ==============  ==============
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                   As of December 31, 2001 and 2000

                                          Schedule I - COMPARATIVE BALANCE SHEETS (Continued)

                                                                              REF                 December
    ACCOUNT                 LIABILITIES AND PROPRIETARY CAPITAL              SCHED         2001             2000
----------------- -------------------------------------------------------- ---------- ---------------- ----------------

                  PROPRIETARY CAPITAL
                  -------------------
      201         Common Stock Issued (Note 2)                                XI        $         4      $          4
      208         Donations Received from Stockholders                        XI            155,346           155,346
      211         Miscellaneous Paid-In-Capital                               XI         (5,087,606)              999
      215         Appropriated Retained Earnings                              XI                  -                 -
      216         Unappropriated Retained Earnings                            XI                  -        (3,274,223)
                                                                                       -------------     -------------
                             Total Proprietary Capital                                   (4,932,256)       (3,117,874)

                  LONG-TERM DEBT
                  --------------
      223         Advances From Associate Companies                           XII                 -                 -
      224         Other Long-Term Debt                                        XII                 -                 -
      225         Unamortized Premium on Long-Term Debt                                           -                 -
      226         Unamortized Discount on Long-Term Debt                                          -                 -
                                                                                       -------------     -------------
                             Total Long-Term Debt                                                 -                 -

                  CURRENT AND ACCRUED LIABILITIES
                  -------------------------------
      231         Notes Payable                                                                   -                 -
      232         Accounts Payable                                                       28,466,860        32,481,724
      233         Notes Payable To Associate Companies                       XIII                 -                 -
      234         Accounts Payable to Associate Companies                    XIII         4,728,069             3,053
      235         Customer Deposits                                                               -                 -
      236         Taxes Accrued (Note 6)                                                 (1,438,724)         (942,522)
      237         Interest Accrued                                                                -                 -
      238         Dividends Declared                                                              -                 -
      241         Tax Collections Payable (Note 6)                                        1,904,318         2,882,630
      242         Miscellaneous Current and Accrued Liabilities              XIII         1,746,960          (104,868)
                                                                                       -------------     -------------
                             Total Current and Accrued Liabilities                       35,407,483        34,320,017

                  DEFERRED CREDITS
                  ----------------
      228         Accumulated Provisions for Pensions and Benefits (Note 5)               45,678,463       41,494,491
      253         Other Deferred Credits (Pensions and Benefits) (Note 5)                107,015,484       95,649,407
      255         Accumulated Deferred Investment Tax Credits                                     -                 -
                                                                                       -------------     -------------
                             Total Deferred Credits                                      152,693,947      137,143,898

      282         ACCUMULATED DEFERRED INCOME TAXES                                        (109,053)          243,818
                  ---------------------------------                                        ---------          -------

                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                             $183,060,121     $168,589,859
                                                                                       =============     =============
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                                                Schedule II - SERVICE COMPANY PROPERTY

                                                      BALANCE AT               RETIREMENTS                 BALANCE
                                                      BEGINNING                     OR       OTHER         AT CLOSE
  ACCOUNT               DESCRIPTION                    OF YEAR     ADDITIONS      SALES    CHANGES(1)      OF YEAR
----------- ------------------------------------ ---------------- ----------- ------------ ------------ ---------------

            SERVICE COMPANY PROPERTY
            ------------------------
    301     Organization                           $        -    $        -      $   -      $       -     $         -
    303     Miscellaneous Intangible Plant                  -             -          -              -               -
    304     Land and Land Rights                            -             -          -              -               -
    305     Structures and Improvements                     -             -          -              -               -
    306     Leasehold Improvements                          -             -          -              -               -
    307     Equipment (2)                                   -             -          -              -               -
    308     Office Furniture and Equipment          3,026,310             -          -              -       3,026,310
    309     Automobiles, Other Vehicles and
               Related Garage Equipment                     -             -          -              -               -
    310     Aircraft and Airport Equipment                  -             -          -              -               -
    311     Other Service Company Property (3)     29,788,313       532,772          -              -      30,321,085
                                                  -------------  ----------  ----------    -----------    -----------

                       Sub-Total                   32,814,623       532,772          -              -      33,347,395

    107     Construction Work in Progress (4)       3,439,061     1,751,189          -       (532,772)      4,657,478
                                                 -------------    ----------  ---------    -----------    -----------

                       Total                      $36,253,684    $2,283,961      $   -      $(532,772)    $38,004,873
                                                  =============  ==========  ==========    ===========    ===========

NOTES:
(1)      Provide an explanation of those changes considered material:  Transfer to Plant-in service       $(532,772)

(2)      Subaccounts are required for each class of equipment owned.  The Service Company shall provide a listing by subaccount of
         equipment additions during the year and the balance at the close of the year:    None

(3)      Describe Other Service Company Property:    Computer Software  $30,321,085

(4)      Describe Construction Work in Progress:     Computer Software  $ 4,657,478
TOC

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                    Schedule III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                    BALANCE AT                                    OTHER          BALANCE
                                                     BEGINNING                                   CHANGES        AT CLOSE
 ACCOUNT                   DESCRIPTION                OF YEAR        ADDITIONS  RETIREMENTS   ADD (DEDUCT)(1)    OF YEAR
------------- ---------------------------------- ------------------ ----------- ------------ --------------- --------------

               SERVICE COMPANY PROPERTY
               ------------------------
   301         Organization                         $          -   $         -     $  -          $  -       $          -
   303         Miscellaneous Intangible Plant                  -             -        -             -                  -
   304         Land and Land Rights                            -             -        -             -                  -
   305         Structures and Improvements                     -             -        -             -                  -
   306         Leasehold Improvements                          -             -        -             -                  -
   307         Equipment                                       -             -        -             -                  -
   308         Office Furniture and Equipment         (1,526,852)     (378,268)       -             -         (1,905,120)
   309         Automobiles, Other Vehicles and
                  Related Garage Equipment                     -             -        -             -                  -
   310         Aircraft and Airport Equipment                  -             -        -             -                  -
   311         Other Service Company Property        (14,501,778)   (5,966,101)       -             -        (20,467,879)
                                                    --------------  -----------  -----------  -----------   -------------

                           Total                    $(16,028,630)  $(6,344,369)    $   -         $  -       $(22,372,999)
                                                    ============== ============  ===========   ===========  =============

      NOTES:
(1)      Provide an explanation of those changes considered material:  None
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                            Schedule IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

UnderAccount 124, "Other Investments",  state each investment  separately,  with description,  including  the name of issuing  company,  number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                           BALANCE AT        BALANCE AT
                                                           BEGINNING           CLOSE
                    DESCRIPTION                             OF YEAR           OF YEAR
                    -----------                             -------           -------

Account 123 - Investments in Associate Companies           $         -       $         -
                                                         ---------------  --------------

                                    Total                  $         -       $         -
                                                         ===============  ==============

Account 124 - Other Investments
Rabbi Trust                                                $ 8,755,536       $ 8,403,728
Cash Surrender Value of Executive
   Life Insurance Policies                                   2,933,385         3,159,688
                                                         ---------------  --------------

                                    Total                  $11,688,921       $11,563,416
                                                         ===============  ==============

Account 136 - Temporary Cash Investments
PNC - AAA Short-term US Government
   Investments                                             $(1,337,362)      $         -
                                                         ---------------  --------------

                                    Total                  $(1,337,362)      $         -
                                                         ===============  ==============
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                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                                       Schedule V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from
     each   associate   company.   Where  the  service   company  has   provided
     accommodation or convenience payments for associate  companies,  a separate listing of total payments for each associate  company by subaccount  should be provided.

                                                                    BALANCE AT            BALANCE AT
                                                                     BEGINNING               CLOSE
                         DESCRIPTION                                  OF YEAR               OF YEAR
                         -----------                                  -------               -------

Account 146 - Accounts Receivable from Associate Companies
Cinergy Corp.                                                       $ 9,992,736           $         -
The Cincinnati Gas & Electric Company                                20,632,793            24,952,151
The Union Light, Heat and Power Company                               1,963,441             2,259,926
Lawrenceburg Gas Company                                                364,425                95,380
KO Transmission Company                                                   7,083                 1,650
PSI Energy, Inc.                                                     15,080,102            25,671,417
CinTec LLC                                                                    -             2,010,000
Cinergy Wholesale Energy, Inc.                                                -               142,885
                                                                   ----------------     ---------------

                                    Total                           $48,040,580           $55,133,409
                                                                   ================     ===============

           Analysis Of Convenience Or Accommodation Payments:    None
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                                            Schedule VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses  during the year and indicate  amount  attributable  to each associate  company.  Under the section headed  "Summary"  listed below give an  overall  report of the fuel  functions  performed  by the  service company.

                     DESCRIPTION                                LABOR                 EXPENSES               TOTAL
                     -----------                                -----                 --------               -----

  Account 152 - Fuel Stock Expenses Undistributed          $         -             $       -            $     -
                                                          --------------------     ---------------      ----------------

                                      Total                $         -             $       -            $     -
                                                          ====================     ===============      ================

     Summary:    None
TOC

                                        Annual Report of Cinergy Services, Inc.
                                          For the Year Ended December 31, 2001

                                       Schedule VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense  during the year and indicate  amount  attributable  to each associate company.

                  DESCRIPTION                       LABOR          EXPENSES        TOTAL
                  -----------                       -----          --------        -----

  Account 163 - Stores Expense Undistributed     $      -        $       -       $      -
                                                ---------------  --------------  -----------

                                  Total          $      -        $       -       $      -
                                                ===============  ==============  ===========
TOC

                                             Annual Report of Cinergy Services, Inc.
                                                For the Year Ended December 31, 2001

                                      Schedule VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT              BALANCE AT
                                                        BEGINNING                  CLOSE
                  DESCRIPTION                            OF YEAR                  OF YEAR
                  -----------                            -------                  -------

  Account 174 - Miscellaneous Current                $                        $
           and Accrued Assets                                  -                        -
                                                   --------------------      -----------------

                                   Total             $         -              $         -
                                                   ====================      =================
TOC

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                                                Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                                          BALANCE AT          BALANCE AT
                                                                          BEGINNING              CLOSE
                              DESCRIPTION                                  OF YEAR              OF YEAR
                              -----------                                  -------              -------

     Account 186 - Miscellaneous Deferred Debits
     Intangible Asset Associated with Non-qualified Pension Plans       $ 10,528,729        $   9,002,409
     Other Miscellaneous Deferred Debits                                    (236,479)            (246,256)
                                                                       ----------------    ------------------

                                               Total                    $ 10,292,250        $   8,756,153
                                                                       ================    ==================
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

        Schedule X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research,  development,  or demonstration  project  which  incurred  costs by the  service  corporation during the year.

                      DESCRIPTION                                   AMOUNT
                      -----------                                   ------

Account 188 - Research, Development, or
Demonstration Expenditures                                     $          -
                                                              ------------------

                                     Total                     $          -
                                                              ==================
TOC

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                                                    Schedule XI - PROPRIETARY CAPITAL

                                         NUMBER           PAR OR                               CLOSE OF
ACCOUNT                                OF SHARES       STATED VALUE       OUTSTANDING           PERIOD
NUMBER         CLASS OF STOCK          AUTHORIZED       PER SHARE        NO. OF SHARES       TOTAL AMOUNT
------         --------------          ----------       ---------        -------------       ------------

  201        Common Stock Issued          100             $ 0.05               70                $ 4

INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
     disclosing  the  general  nature  of  transactions  which  gave rise to the reported amounts.

                        DESCRIPTION                          AMOUNT
                        -----------                          ------

  208     Donations Received from Stockholders            $    155,346
  211     Miscellaneous Paid-In-Capital                     (5,087,606)(1)
  215     Appropriated Retained Earnings                             -
                                                          ---------------
                                                          $ (4,932,260)

(1) Including unrealized losses related to Rabbi Trust ($847,444) and associated taxes $343,508; and an adjustment for additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions
    ($7,576,143) and associated taxes $2,991,474.

INSTRUCTIONS: Give particulars  concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing  nonassociates per the General Instructions of the
     Uniform  System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage,  amount of dividend, date declared, and date paid.

                                                 BALANCE                                                 BALANCE
                                               AT BEGINNING    NET INCOME     DIVIDENDS                 AT CLOSE
ACCOUNT               DESCRIPTION                OF YEAR       OR (LOSS)         PAID      OTHER (2)     OF YEAR
-------               -----------                -------       ---------         ----      ---------     -------

  216      Unappropriated Retained Earnings   $(3,274,223)         -              -       $ 3,274,223     $ -

(2) Represents transfer of account balances from the 216 account to the 211 account in October 2001.
TOC

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                                                      Schedule XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for  advances on notes and  advances on open  account.  Names of  associate companies  from which advances were received shall be shown under the class and series of obligation  column.  For Account 224 - Other  Long-Term Debt, provide  the  name  of  creditor  company  or  organization,  terms  of the obligation,  date of maturity, interest rate, and the amount authorized and outstanding.

                                         TERMS OF OBLIGATION                             BALANCE AT                        BALANCE
                                           CLASS & SERIES    DATE OF  INTEREST AMOUNT    BEGINNING                         AT CLOSE
           NAME OF CREDITOR                 OF OBLIGATION   MATURITY   RATE  AUTHORIZED   OF YEAR  ADDITIONS DEDUCTIONS(1) OF YEAR
------------------------------------------------------------------------------------------------------------------------------------

Account 223 - Advances from Associate Companies    None                        $  -      $  -       $  -      $  -         $  -
                                                                            -------------------------------------------------------

                 Total                                                         $  -      $  -       $  -      $  -         $  -

Account 224 - Other Long-Term Debt                 None                        $  -      $  -       $  -      $  -         $  -
                                                                            -------------------------------------------------------

                 Total                                                         $  -      $  -       $  -      $  -         $  -

NOTES:
(1) Give an explanation of deductions: None
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                 Schedule XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company.  Give description and amount of miscellaneous  current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT               BALANCE AT
                                                         BEGINNING                 CLOSE
                    DESCRIPTION                           OF YEAR                 OF YEAR
                    -----------                           -------                 -------

Account 233 - Notes Payable to
     Associate Companies                                $       -               $        -
                                                       ------------             -----------

                               Total                    $       -               $        -

Account 234 - Accounts Payable to
     Associate Companies
Cinergy Corp.                                           $       -               $2,107,016
Cinergy Power Generation Services, LLC                          -                2,621,053
Associate Company (1 Item)                                  3,053                        -
                                                       ------------             -----------

                               Total                    $   3,053               $4,728,069

Account 242 - Miscellaneous Current and
     Accrued Liabilities
Transaction Fees                                        $(106,325)             $ (106,595)
Reserve for Medical/Dental Costs                                -               1,850,588
Other Miscellaneous Current and Accrued Liabilities(1)      1,457                   2,967
                                                       -----------           - -----------

                               Total                    $(104,868)             $1,746,960

(1) The beginning balance for the Other Miscellaneous Current and Accrued Liabilities is made up of a grouping of three items.  The balance at the close of the year is made up of a grouping of two items.
TOC

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2001

Schedule XIV - NOTES TO FINANCIAL STATEMENTS

        INSTRUCTIONS:         The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.     Summary of Significant Accounting Policies

(a)     Nature of Operations

Cinergy Corp. (Cinergy), a Delaware corporation created in October 1994, owns all outstanding common stock of The Cincinnati Gas & Electric Company (CG&E) and PSI Energy, Inc. (PSI), both of which are public utility subsidiaries. As a result of this ownership, we are considered a utility holding company. Because we are a holding company with material utility subsidiaries operating in multiple states, we are registered with and are subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. In addition to those listed above, Cinergy's other principal subsidiaries are Cinergy Investments, Inc., Cinergy Global Resources, Inc., Cinergy Technologies, Inc., and Cinergy Wholesale Energy, Inc.

Services, a Delaware corporation, is the service company for the Cinergy consolidated group, providing member companies with a variety of centralized administrative, management, and support services.

(b)    Presentation

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

  the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements;
  the disclosure of contingent assets and liabilities at the dates of the financial statements; and
  the reported amounts of revenues and expenses in the Comparative Income Statements during the reporting periods.

(c)     Regulation

Services is subject to regulation by the SEC under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(d)     Service Company Property

Services' property includes property and equipment that is in use or under construction and is recorded at its original cost, which includes:

  materials;
  salaries;
  payroll taxes;
  fringe benefits; and
  other miscellaneous amounts.

(e)     Depreciation

Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 2001 was 12.5% and for 2000 was 12.5%. Software is amortized over a five-year period at an annual rate of 20%.

(f)     Federal and State Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires an asset and liability approach for financial accounting and reporting of income taxes. The tax effects of differences between the financial reporting and tax basis of accounting are reported as Deferred income tax assets or liabilities in the Comparative Balance Sheets and are based on currently enacted income tax rates.

(g)     Income and Expenses

Services provided to affiliated companies are provided at cost and in accordance with the SEC regulations under the PUHCA. Services provides to the affiliated companies a variety of centralized administrative, management, and support services in accordance with agreements approved by the SEC under the PUHCA. The costs of these services are charged on a direct basis or, for general costs which cannot be directly attributed, based on predetermined allocation factors defined in the service agreements between Services and the client companies. (See Methods of Allocation.)

2.     Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 2001 and December 31, 2000. Cinergy holds all of Services’ outstanding common stock.

3.     Notes Receivable from Associate Companies

Cinergy, Services, and Cinergy’s utility companies participate in a money pool arrangement to better manage cash and working capital requirements. Under this arrangement, the companies with surplus short-term funds provide short-term loans to affiliates (other than Cinergy) participating under this arrangement. This surplus cash may be from internal or external sources. The amounts outstanding under this money pool arrangement are shown as Notes receivables from associate companies on Services Comparative Balance Sheets.

4.     Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements for various facilities and properties, such as computer, communication and transportation equipment, and office space. Total rental payments on operating leases for each of the past two years are detailed below. This table also shows future minimum lease payments required for operating leases with remaining non-cancelable lease terms in excess of one year as of December 31, 2001:

   -----------------------------------------------------------------------------------------------------------------------

                        Actual Payments                                  Estimated Minimum Payments
                    -------------------------  ---------------------------------------------------------------------------
                                                                                                         After
                       2000         2001           2002      2003       2004       2005       2006       2006       Total
                    ------------ ------------  --------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                 (in millions)

    Cinergy         $  56       $   61          $ 45       $  36     $ 26       $ 21       $ 18       $ 61       $ 207

   -----------------------------------------------------------------------------------------------------------------------

5.    Pension and Other Postretirement Benefits

Cinergy’s defined benefit pension plans, of which Services is a participant, cover substantially all United States (U.S.) employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base or benefit amount.

Cinergy’s pension plan funding policy for U.S. employees is to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans’ assets consist of investments in equity and fixed income securities.

Cinergy, including Services, provides certain health care and life insurance benefits to retired U.S. employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments.

In 2000, Cinergy offered early retirement plans to certain individuals under a Limited Early Retirement Program (LERP). In accordance with Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (Statement 88), Cinergy recognized a one-time expense of $12.8 million in 2000.

Cinergy's benefit plans' costs for the past two years, as well as the actuarial assumptions used in determining these costs, included the following components:

-------------------------------------------------------------------------------------------------------
                                                                                  Other Postretirement
                                                        Pension Benefits                Benefits
-------------------------------------------------------------------------------------------------------
                                                                     2000
                                                       2001                         2001         2000
                                                                      (in millions)

  Service cost                                   $    27.9       $   27.4       $    3.8      $   3.4
  Interest cost                                       77.5           73.0           17.9         17.0
  Expected return on plans' assets                   (81.9)         (77.0)             -            -
  Amortization of transition (asset) obligation       (1.3)          (1.3)           5.0          5.0
  Amortization of prior service cost                   4.6            4.5              -            -
  Recognized actuarial (gain) loss                    (3.2)          (2.4)           0.1            -
  LERP Statement 88 cost                               -             11.9              -            -
                                                ---------------------------------------------------------
  Net periodic benefit cost                      $    23.6       $   36.1       $   26.8      $  25.4

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

Actuarial assumptions:
  Discount rate                                         7.50%          7.50%          7.50%       7.50%
  Rate of future compensation increase                  4.00           4.50            N/A          N/A
  Rate of return on plans' assets                       9.25           9.00            N/A          N/A

--------------------------------------------------------------------------------------------------------

For measurement purposes, Cinergy assumed an eight percent annual rate of increase in the per capita cost of covered health care benefits for 2001. It was assumed that the rate would decrease gradually to five percent in 2008 and remain at that level thereafter.

The following table provides a reconciliation of the changes in the plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2001, and a statement of the funded status as of December 31 of both years.

-------------------------------------------------------------------------------------------------------------------------
                                                                 Pension Benefits           Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------

                                                               2001             2000            2001             2000
                                                                                   (in millions)
Change in benefit obligation

Benefit obligation at beginning of period                   $  1,064.5       $ 1,002.0       $    247.1       $  234.4

Service cost                                                      27.9            27.4              3.8            3.4
Interest cost                                                     77.5            73.0             17.9           17.0
Amendments(1)                                                     18.0            13.1              -                -
Actuarial (gain) loss                                            (43.6)           12.0             17.9            6.7
Benefits paid                                                    (60.8)          (63.0)           (16.3)         (14.4)
                                                          ---------------  --------------  ---------------  --------------

Benefit obligation at end of period                            1,083.5         1,064.5            270.4          247.1

-------------------------------------------------------------------------------------------------------------------------

Change in plan assets

Fair value of plan assets at beginning of period               1,043.6           946.1              -                -
Actual return on plan assets                                    (108.1)          160.5              -                -
Employer contribution                                              0.7              -              16.3           14.4
Benefits paid                                                    (60.8)          (63.0)           (16.3)         (14.4)
                                                           ---------------  -------------  ---------------  --------------

Fair value of plan assets at end of period                       875.4         1,043.6              -                -

--------------------------------------------------------------------------------------------------------------------------

Funded status                                                   (208.1)          (20.9)          (270.4)        (247.1)

Unrecognized prior service cost                                   50.0            36.6              -                -
Unrecognized net actuarial (gain) loss                          (100.1)         (249.6)            45.7           26.6
Unrecognized net transition (asset) obligation                    (3.2)           (4.5)            50.8           55.8
                                                          ---------------  --------------  ---------------  --------------

Accrued benefit cost at December 31                         $   (261.4)      $  (238.4)      $   (173.9)      $ (164.7)

---------------------------------------------------------------------------------------------------------------------------

(1)   For 2000, the amount of $13.1 million includes $11.9 million of LERP expenses in accordance with Statement 88, as previously discussed.

---------------------------------------------------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------- ----------------------------------------------------
                                                              One-Percentage-        One-Percentage-Point
                                                              Point Increase               Decrease
------------------------------------------------------- ----------------------------------------------------
                                                                             (in millions)

Effect on total of service and interest cost components         $  3.2                        $(2.8)

Effect on postretirement benefit obligation                       34.7                        (30.3)

------------------------------------------------------------------------------------------------------------

In addition, Cinergy sponsors non-qualified pension plans (plans that do not meet the criteria for tax benefits) that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999.

The pension benefit obligations and pension cost under these plans were as follows:

             --------------------------------------------------------

                                               2001          2000
                                               ----          ----
                                                 (in millions)

             Pension benefit obligation      $  70.9      $    67.0

             Pension cost                        8.7            8.3

             --------------------------------------------------------

6.    Income Taxes

Services' net deferred income tax asset at December 31, 2001, and 2000, is as follows:

--------------------------------------------------------------------------------

                                                     2001               2000
                                                     ----               ----

Deferred Income Tax Liability                    $   (109,053)     $    243,818

Deferred Income Tax Asset
  Accrued pension and other benefit costs          11,755,852        24,473,491
                                                  ---------------    -----------

Net Deferred Income Tax Asset                    $ 11,864,905      $ 24,229,673

-------------------------------------------------------------------------------

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 2001. The current tax liability is allocated among the members of the Cinergy consolidated group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

-------------------------------------------------------------------------------

                                                    2001               2000
                                                    ----               ----

Current Income Taxes
    Federal                                    $ (1,519,833)       $(1,613,220)
    State                                          (480,517)          (406,429)
                                              --------------     --------------
         Total current income taxes              (2,000,350)        (2,019,649)

Deferred Income Taxes

    Federal
      Pension and other benefit costs             2,066,576         1,637,521
    State
      Pension and other benefit costs               943,843           468,458
                                              --------------     --------------
         Total deferred income taxes              3,010,419         2,105,979
                                              --------------     --------------

Total Income Taxes                             $  1,010,069        $   86,330

-------------------------------------------------------------------------------

7.     Comprehensive Income

The elements of Comprehensive income and their related tax effects for the years ended 2001 and 2000 are as follows:

------------------------------------------------------------------------------------------------------------------------------

                                                          Comprehensive Income

                                                                2001                                     2000
                                        -------------------------------------------------    ---------------------------------
                                                               Tax                                        Tax
                                          Before-tax        (Expense)                    Before-Tax    (Expense)
                                            Amount           Benefit      Net-of-Tax       Amount       Benefit   Net-of-Tax
                                            ------           -------      ----------       ------       -------   ----------
                                                              (in dollars)

Net Income                               $           -   $           -   $           -   $         -   $        - $         -

Other comprehensive income (loss):
   Minimum pension liability adjustment     (2,571,762)      1,033,077      (1,538,685)   (1,735,908)     710,274  (1,025,634)
   Unrealized gain (loss) on rabbi trust      (550,588)        274,891        (275,697)     (359,272)      94,155    (265,117)
                                        ---------------- --------------- --------------- ------------- ---------- ------------
Other comprehensive income                  (3,122,350)      1,307,968      (1,814,382)   (2,095,180)     804,429  (1,290,751)
                                        ---------------- --------------- -------------- -------------  ---------- ------------

Total Comprehensive income               $  (3,122,350)  $   1,307,968   $  (1,814,382)  $(2,095,180)  $  804,429 $(1,290,751)
                                        ================ =============== ============== =============  ========== ============

------------------------------------------------------------------------------------------------------------------------------

The after-tax components of Miscellaneous Paid-in-Capital related to Accumulated other comprehensive (loss) as of December 31, 2001 and 2000 are as follows:

------------------------------------------------------------------------------------------------------------

                                   Accumulated Other Comprehensive Income (Loss) Classification
                         -----------------------------------------------------------------------------

                                         Minimum            Unrealized
                                         Pension            Gain (Loss)         Total Other
                                        Liability            on Rabbi          Comprehensive
                                       Adjustment              Trust           Income (Loss)
                                       ----------              -----           -------------
                                                          (in dollars)

Balance at December 31, 1999     $     (2,020,350)     $      36,878       $    (1,983,472)
    Current-period change              (1,025,634)          (265,117)           (1,290,751)
                                 --------------------  ------------------  -------------------

Balance at December 31, 2000     $     (3,045,984)     $    (228,239)      $    (3,274,223)
    Current-period change              (1,538,685)          (275,697)           (1,814,382)
                                 --------------------  ------------------  -------------------

Balance at December 31, 2001     $     (4,584,669)     $    (503,936)      $    (5,088,605)
                                 ====================  ==================  ===================

------------------------------------------------------------------------------------------------------------
TOC

                          Annual Report of Cinergy Services, Inc.
                           For the Year Ended December 31, 2001

                        Schedule XV - COMPARATIVE INCOME STATEMENTS

                                                                              December 31
                                                                              -----------

 ACCOUNT                       DESCRIPTION                          2001                    2000
 -------                       -----------                          ----                    ----

              INCOME
              ------

   457        Services Rendered to Associate Companies           $483,480,030            $479,254,347
   458        Services Rendered to Nonassociate Companies                   -                       -
   415        Jobbing and Contract Work                                     -                       -
   419        Other Interest Income                                 2,113,872               1,597,612
                                                             ----------------------------------------------

                                   Total Income                   485,593,902             480,851,959

              EXPENSE
              -------

   920        Salaries and Wages                                  262,734,362             261,187,313
   921        Office Supplies and Expenses                         60,158,048              56,261,391
   922        Administrative Expenses Transferred - Credit         (1,525,842)             (1,749,448)
   923        Outside Services Employed                            42,175,401              37,468,573
   924        Property Insurance                                      352,331                 399,329
   925        Injuries and Damages                                    760,406                 789,501
   926        Employee Pensions and Benefits                       37,927,024              33,913,050
   928        Regulatory Commission Expense                           988,296               1,315,018
  930.1       General Advertising Expenses                              3,967                  12,645
  930.2       Miscellaneous General Expenses                       24,552,969              31,471,822
   931        Rents                                                34,790,180              36,537,496
   932        Maintenance of Structures and Equipment               5,896,335               5,202,270
 403, 404     Depreciation and Amortization Expense                 6,344,169               7,224,768
   408        Taxes Other Than Income Taxes                         9,126,902               9,777,430
   409        Income Taxes                                         (2,000,350)             (2,019,649)
   410        Provision for Deferred Income Taxes                     408,056              (2,108,148)
   411        Provision for Deferred Income Taxes - Credit          2,602,363               4,214,127
  411.5       Investment Tax Credit                                         -                       -
   421        Miscellaneous Income or Loss                                  -                 278,027
  426.1       Donations                                                     -                       -
  426.5       Other Deductions                                              -                  48,569
   427        Interest on Long-term Debt                                    -                       -
   430        Interest on Debt to Associate Companies                     932                  90,419
   431        Other Interest Expense                                  298,353                 537,456
                                                             ----------------------------------------------

                                   Total Expense                  485,593,902             480,851,959

                                   NET INCOME or (LOSS)          $          -            $          -
                                                             ==============================================
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                                                           ANALYSIS OF BILLING

                                                    ASSOCIATE COMPANIES - ACCOUNT 457

                                                        DIRECT            INDIRECT           COMPENSATION
                                                        COSTS               COSTS               FOR USE              TOTAL
                                                       CHARGED             CHARGED            OF CAPITAL             AMOUNT
            NAME OF ASSOCIATE COMPANY                   457-1               457-2                457-3               BILLED
----------------------------------------------------------------------------------------------------------------------------------

  Cinergy Corp.                                       $  3,580,284        $  2,854,430           $  12              $  6,434,726
  The Cincinnati Gas & Electric Company                 79,419,148         135,279,043             428               214,698,619
  CPI Allowance Management, LLC                                200                   -               -                       200
  The Union Light, Heat and Power Company                8,130,461          16,006,245              51                24,136,757
  Tri-State Improvement Company                             52,883              64,445               -                   117,328
  Lawrenceburg Gas Company                                 314,471             575,855               1                   890,327
  Miami Power Corporation                                    1,603                   -               -                     1,603
  KO Transmission Company                                    8,305              13,462               -                    21,767
  PSI Energy, Inc.                                      79,964,207         115,799,022             370               195,763,599
  Cinergy Investments, Inc.                                344,564              (6,222)              3                   338,345
  Cinergy Capital & Trading, Inc.                        3,761,843           9,949,207              24                13,711,074
  Brownsville Power I, LLC                                  44,915                   -               -                    44,915
  Caledonia Power I, LLC                                    33,098                   -               -                    33,098
  CinCap VIII, LLC                                         710,779              (1,092)              1                   709,688
  CinCap VII, LLC                                            3,898                   -               -                     3,898
  CinCap Madison, LLC                                       62,081                   -               -                    62,081
  Cinergy Marketing & Trading, LLC                       1,866,629                   -               -                 1,866,629
  Cinergy Telecommunications Holding Company, Inc.          37,804                   -               -                    37,804
  Cinergy Engineering, Inc.                                  1,907                   -               -                     1,907
  Cinergy-Centrus, Inc.                                        428                   -               -                       428
  Cinergy-Centrus Communications, Inc.                       5,388                   -               -                     5,388
  Cinergy Solutions Holding Company, Inc.                4,257,823           1,251,431              19                 5,509,273
  Vestar, Inc.                                              90,602             194,477               4                   285,083
  Cinergy EPCOM, LLC                                     1,254,233              19,920               2                 1,274,155
  Cinergy EPCOM College Park, LLC                          537,319               1,021               -                   538,340
  Cinergy Solutions, Inc.                                8,462,198               2,592               -                 8,464,790
  Cinergy Solutions of Philadelphia, LLC                   140,489                   -               -                   140,489
  CSGP of Southeast Texas, LLC                             448,346                   -               -                   448,346
  Cinergy Solutions of Tuscola, Inc.                       445,825              (2,311)              1                   443,515
  Cinergy Supply Network, Inc.                              28,685                (888)              -                    27,797
  Cinergy Technology, Inc.                                 370,929               3,117               1                   374,047
  Cinergy Global Resources, Inc.                         1,765,015             508,262               7                 2,273,284
  Cinergy UK, Inc.                                           4,500              (2,845)              2                     1,657
  Cinergy Global Power, Inc.                             1,907,363             423,200               6                 2,330,569
  Cinergy Ventures, LLC                                  1,341,184                 (60)              -                 1,341,124
  Cinergy One, Inc.                                        825,266               1,579               -                   826,845
  Cinergy Wholesale Energy, Inc.                           142,885                   -               -                   142,885
  Cinergy Power Generation Services, LLC                    18,534                   -               -                    18,534
  CinCap MVC OpCo, LLC                                     159,472                (356)              -                   159,116
                                                  --------------------------------------------------------------------------------

                                    TOTAL             $200,545,564        $282,933,534            $932              $483,480,030
                                                  ================================================================================
TOC

                                                 Annual Report of Cinergy Services, Inc.
                                                   For the Year Ended December 31, 2001

                                                           ANALYSIS OF BILLING

                                                   NONASSOCIATE COMPANIES - ACCOUNT 458

Instructions:  Provide a brief  description  of the  services  rendered  to each nonassociate company.

                                    DIRECT        INDIRECT         COMPENSATION                     EXCESS
                                     COSTS          COSTS            FOR USE                          OR             TOTAL
                                    CHARGED        CHARGED          OF CAPITAL         TOTAL      DEFICIENCY        AMOUNT
   NAME OF ASSOCIATE COMPANY         458-1          458-2             458-3            COST          458-4          BILLED
-------------------------------- --------------------------------------------------- ------------------------------------------

                                      $   -        $   -            $  -               $  -         $    -           $   -
                                 ----------------------------------------------------------------------------------------------

                   TOTAL              $   -        $   -            $  -               $  -         $    -           $   -
                                 ==============================================================================================
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                         Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

Account       Description Of Items           Associate Company Charges   Nonassociate Company Charges     Total Charges for Service
------------------------------------------------------------------------------------------------------------------------------------
                                      Direct        Indirect             Direct Indirect       Direct       Indirect
                                       Cost           Cost        Total   Cost   Cost  Total    Cost          Cost        Total
------------------------------------------------------------------------------------------------------------------------------------

 920  Salaries and Wages           $130,321,887  $132,412,475  $262,734,362  $-     -   $-  $130,321,887  $132,412,475 $262,734,362
 921  Office Supplies and Expenses   22,179,591    37,978,457    60,158,048   -     -    -    22,179,591    37,978,457   60,158,048
      Administrative Expense
 922    Transferred - Credit           (526,338)     (999,504)   (1,525,842)  -     -    -      (526,338)     (999,504)  (1,525,842)
 923  Outside Services Employed      20,778,892    21,396,509    42,175,401   -     -    -    20,778,892    21,396,509   42,175,401
 924  Property Insurance                352,331             -       352,331   -     -    -       352,331             -      352,331
 925  Injuries and Damages              706,806        53,600       760,406   -     -    -       706,806        53,600      760,406
 926  Employee Pensions and Benefits 12,488,226    25,438,798    37,927,024   -     -    -    12,488,226    25,438,798   37,927,024
 928  Regulatory Commission Expense     988,296             -       988,296   -     -    -       988,296             -      988,296
930.1 General Advertising Expenses            -         3,967         3,967   -     -    -             -         3,967        3,967
930.2 Miscellaneous General Expenses  7,853,261    16,699,708    24,552,969   -     -    -     7,853,261    16,699,708   24,552,969
 931  Rents                           1,979,405    32,810,775    34,790,180   -     -    -     1,979,405    32,810,775   34,790,180
 932  Maintenance of Structures and
        Equipment                       227,083     5,669,252     5,896,335   -     -    -       227,083     5,669,252    5,896,335
 403  Depreciation                            -       378,068       378,068   -     -    -             -       378,068      378,068
 404  Amortization Expense                7,159     5,958,942     5,966,101   -     -    -         7,159     5,958,942    5,966,101
 408  Taxes Other Than Income Taxes   2,409,910     6,716,992     9,126,902   -     -    -     2,409,910     6,716,992    9,126,902
 409  Income Taxes                            -    (2,000,350)   (2,000,350)  -     -    -             -    (2,000,350)  (2,000,350)
 410  Provision for Deferred Income Taxes     -       408,056       408,056   -     -    -             -       408,056      408,056
      Provision for Deferred Income Taxes
 411    - Credit                              -     2,602,363     2,602,363   -     -    -             -     2,602,363    2,602,363
411.5 Investment Tax Credit                   -             -             -   -     -    -             -             -            -
 421  Miscellaneous Income or Loss            -             -             -   -     -    -             -             -            -
426.1 Donations                               -             -             -   -     -    -             -             -            -
426.5 Other Deductions                        -             -             -   -     -    -             -             -            -
 427  Interest on Long-term Debt              -             -             -   -     -    -             -             -            -
 430  Interest on Debt to Associate
        Companies                             -           932           932   -     -    -             -           932          932
 431  Other Interest Expense            118,083       180,270       298,353   -     -    -       118,083       180,270      298,353
                                  --------------------------------------------------------------------------------------------------

                    Total Expenses $199,884,592  $285,709,310  $485,593,902  $-    $ -  $-  $199,884,592  $285,709,310 $485,593,902
                                  ==================================================================================================
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:  Uniform
System of Account(s))

Account   Description Of Items                                            DEPARTMENT OR SERVICE FUNCTION
-------------------------------------------------------------------------------------------------------------------------------------------
                                         TOTAL                 INFORMATION  METERS AND  ELEC. SYSTEM  INTERNAL   ELEC. TRANS.   ACCOUNTING
                                        AMOUNT       OVERHEAD    SYSTEMS TRANSPORTATION MAINTENANCE   AUDITING  & DISTRIBUTION
-------------------------------------------------------------------------------------------------------------------------------------------

 920  Salaries and Wages            $262,734,362  $        -  $28,076,034  $14,325,574  $ 7,550,803  $   14,416  $25,952,585   $7,227,603
 921  Office Supplies and Expenses    60,158,048           -   14,688,199    1,177,556    1,695,717      93,153    1,675,245    4,874,014
      Administrative Expense
 922  Transferred - Credit            (1,525,842)          -     (249,012)     (44,727)     (40,740)     (2,695)    (273,148)     (19,376)
 923  Outside Services Employed       42,175,401           -   11,561,696       50,335       26,236   1,668,454   12,005,119    1,996,978
 924  Property Insurance                 352,331           -            -      187,697            -           -            -            -
 925  Injuries and Damages               760,406           -            -            -            -           -            -            -
 926  Employee Pensions and Benefits  37,927,024           -    4,936,949    1,128,293    1,157,927       4,036    1,017,071    2,260,623
 928  Regulatory Commission Expense      988,296           -            -            -            -           -            -          100
930.1 General Advertising Expense          3,967           -            -            -            -           -            -            -
930.2 Miscellaneous General Expenses  24,552,969           -    3,901,142      132,413       77,209           -    1,829,977    1,469,700
 931  Rents                           34,790,180           -   16,941,416       41,932       60,518       5,160       49,093   10,997,177
 932  Maintenance of Structures and
       Equipment                       5,896,335           -    2,912,132        5,549        1,222           -        8,084            -
 403  Depreciation                       378,068     378,068            -            -            -           -            -            -
 404  Amortization Expense             5,966,101   5,966,101            -            -            -           -            -            -
 408  Taxes Other Than Income Taxes    9,126,902      36,891    1,272,033      304,172      319,685       1,081      316,984      500,495
 409  Income Taxes                    (2,000,350) (2,000,350)           -           -             -           -            -            -
 410  Provision for Deferred Income
       Taxes                             408,056     408,056            -           -             -           -            -            -
 411  Provision for Deferred
       Income Taxes - Credit           2,602,363   2,602,363            -           -             -           -            -            -
411.5 Investment Tax Credit                    -           -            -           -             -           -            -            -
426.1 Donations                                -           -            -           -             -           -            -            -
426.5 Other Deductions                         -           -            -           -             -           -            -            -
 427  Interest on Long-term Debt               -           -            -           -             -           -            -            -
 430  Interest on Debt to Associate
       Companies                             932         932            -           -             -           -            -            -
 431  Other Interest Expense             298,353     298,353            -           -             -           -            -            -
                                     -----------------------------------------------------------------------------------------------------

                 Total Expenses     $485,593,902  $7,690,414  $84,040,589  $17,308,794  $10,848,577  $1,783,605  $42,581,010  $29,307,314

                                              Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:   Uniform
System of Account(s))

Account  Description Of Items                                                           DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------------------------
                                        HUMAN     MATERIALS                MARKETING &  ENVIRONMENTAL   PUBLIC   POWER ENG. &  INVESTOR
                                      RESOURCES  MANAGEMENT  FACILITIES  CUST. RELATIONS   AFFAIRS     AFFAIRS   CONSTRUCTION  RELATIONS
-----------------------------------------------------------------------------------------------------------------------------------------

 920  Salaries and Wages            $31,413,944  $12,206,213  $ 2,944,853  $17,465,109    $3,048,714  $3,769,739 $37,363,163  $  651,976
 921  Office Supplies and Expenses    2,185,463    1,639,892    4,746,382    3,706,772     1,563,739     987,568   3,544,565     834,155
      Administrative Expense
 922  Transferred - Credit              (13,744)     (75,454)     (13,240)     (54,298)            -      (5,427)   (511,683)     (4,631)
 923  Outside Services Employed         434,209    1,697,563      165,924    4,422,313       797,415     309,238      76,849     520,750
 924  Property Insurance                      -      163,524            -        1,110             -           -           -           -
 925  Injuries and Damages                2,239            -            -            -             -           -     717,962           -
 926  Employee Pensions and Benefits  2,688,737      425,898    1,029,705    4,133,363       758,777     838,980   2,098,648     190,185
 928  Regulatory Commission Expense           -            -            -           75             -           -           -           -
930.1 General Advertising Expense             -            -            -        3,967             -           -           -           -
930.2 Miscellaneous General Expenses      6,522       22,687        1,153    1,051,566       246,750     243,798   1,738,184       5,325
 931  Rents                              71,615       30,391    4,380,171      235,392        21,786     294,556      67,930      15,709
 932  Maintenance of Structures and
       Equipment                              -           61    2,953,028            -             -           -       7,350           -
 403  Depreciation                            -            -            -            -             -           -           -           -
 404  Amortization Expense                    -            -            -            -             -           -           -           -
 408  Taxes Other Than Income Taxes     589,096      115,283      276,992    1,157,003       211,585     264,818     576,879      49,501
 409  Income Taxes                            -            -            -            -             -           -           -           -
 410  Provision for Deferred Income
       Taxes                                  -            -            -            -             -           -           -           -
 411  Provision for Deferred
       Income Taxes - Credit                  -            -            -            -             -           -           -           -
411.5 Investment Tax Credit                   -            -            -            -             -           -           -           -
426.1 Donations                               -            -            -            -             -           -           -           -
426.5 Other Deductions                        -            -            -            -             -           -           -           -
 427  Interest on Long-term Debt              -            -            -            -             -           -           -           -
 430  Interest on Debt to Associate
       Companies                              -            -            -            -             -           -           -           -
 431  Other Interest Expense                  -            -            -            -             -           -           -           -
                                    -----------------------------------------------------------------------------------------------------

              Total Expenses        $37,378,081  $16,226,058  $16,484,968  $32,122,372    $6,648,766  $6,703,270 $45,679,847  $2,262,970
                                    =====================================================================================================

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                          Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:  Uniform
System of Account(s))

 Account  Description Of Items                                      DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            POWER
                                         LEGAL        RATES     FINANCE   RIGHT OF WAY    FUELS    PLANNING   EXECUTIVE    PLANNING
------------------------------------------------------------------------------------------------------------------------------------

 920   Salaries and Wages            $ 5,413,606  $2,058,346 $19,163,890  $ 1,226,878  $  673,524  $393,559 $13,650,439 $28,143,394
 921   Office Supplies and Expenses    2,227,161     295,530   2,542,200       32,885      35,040   149,019   5,523,279   5,940,514
       Administrative Expense
 922   Transferred - Credit                 (279)          -     (35,682)     (10,142)    (10,264)  (12,944)    (17,217)   (131,139)
 923   Outside Services Employed       3,607,691     496,094     997,955            -           -   151,874     585,280     603,428
 924   Property Insurance                      -           -           -            -           -         -           -           -
 925   Injuries and Damages                  138           -      39,650            -           -         -         417           -
 926   Employee Pensions and Benefits  1,353,425     546,458   3,388,221      209,895     467,087   110,136   4,630,177   4,552,433
 928   Regulatory Commission Expense      35,238      20,248     932,635            -           -         -           -           -
930.1  General Advertising Expense             -           -           -            -           -         -           -           -
930.2  Miscellaneous General Expenses    680,460       4,506   5,592,177      366,372   2,168,787       195   2,016,998   2,997,048
 931   Rents                             198,493      42,727     303,470        3,025       5,331    22,922     792,279     209,087
 932   Maintenance of Structures and
         Equipment                             -           -           -            -           -         -      (1,066)      9,975
 403   Depreciation                            -           -           -            -           -         -           -           -
 404   Amortization Expense                    -           -           -            -           -         -           -           -
 408   Taxes Other Than Income Taxes     380,088     154,560     570,120       56,493     142,245    29,674     311,053   1,490,171
 409   Income Taxes                            -           -           -            -           -         -           -           -
 410   Provision for Deferred Income
         Taxes                                 -           -           -            -           -         -           -           -
 411   Provision for Deferred
        Income Taxes - Credit                  -           -           -            -           -         -           -           -
411.5  Investment Tax Credit                   -           -           -            -           -         -           -           -
426.1  Donations                               -           -           -            -           -         -           -           -
426.5  Other Deductions                        -           -           -            -           -         -           -           -
 427   Interest on Long-term Debt              -           -           -            -           -         -           -           -
 430   Interest on Debt to Associate
         Companies                             -           -           -            -           -         -           -           -
 431   Other Interest Expense                  -           -           -            -           -         -           -           -
                                     -----------------------------------------------------------------------------------------------

                    Total Expenses   $13,896,021  $3,618,469 $33,494,636  $ 1,885,406  $3,481,750  $844,435 $27,491,639 $43,814,911
                                     ===============================================================================================
TOC

                                                         Annual Report of Cinergy Services, Inc.
                                                          For the Year Ended December 31, 2001

                                                     DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

------------------------------------------------------------------------------------------------------------------------
                                                                DEPARTMENTAL SALARY EXPENSE                     NUMBER
                                       ----------------------------------------------------------------------  PERSONNEL
           NAME OF DEPARTMENT                                             INCLUDED IN AMOUNTS BILLED TO
                                                       ------------------------------------------------------

        INDICATE EACH DEPARTMENT            TOTAL           PARENT             OTHER             NON-           END OF
           OR SERVICE FUNCTION             AMOUNT           COMPANY         ASSOCIATES        ASSOCIATES         YEAR
------------------------------------------------------------------------------------------------------------------------

Information Systems                      $ 28,076,034      $  209,430     $  27,866,604     $      -            355
Meters and Transportation                  14,325,574               -        14,325,574            -            176
Electric System Maintenance                 7,550,803           1,584         7,549,219            -            105
Marketing and Customer Relations           17,465,109             227        17,464,882            -            382
Electric Transmission and Distribution
   Engineering and Construction            25,952,585              95        25,952,490            -            326
Power Engineering and Construction         37,363,163               1        37,363,162            -            182
Human Resources                            31,413,944         115,291        31,298,653            -             55
Materials Management                       12,206,213          38,917        12,167,296            -            173
Facilities                                  2,944,853           6,933         2,937,920            -             89
Accounting                                  7,227,603         187,332         7,040,271            -            132
Power Planning                             28,143,394           4,495        28,138,899            -            224
Public Affairs                              3,769,739         465,472         3,304,267            -             52
Legal                                       5,413,606         182,223         5,231,383            -             67
Rates                                       2,058,346              28         2,058,318            -             25
Finance                                    19,163,890       1,024,529        18,139,361            -            103
Right of Way                                1,226,878               -         1,226,878            -             19
Internal Auditing                              14,416             814            13,602            -              -
Environmental Affairs                       3,048,714          26,346         3,022,368            -             21
Fuels                                         673,524              83           673,441            -             19
Investor Relations                            651,976          38,727           613,249            -             11
Planning                                      393,559          23,334           370,225            -              6
Executive                                  13,650,439          87,501        13,562,938            -             79
                                       -------------------------------------------------------------------------------

               Total                     $262,734,362      $2,413,362     $ 260,321,000     $      -          2,601
                                       ===============================================================================
TOC

                                                Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                                                OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the  aggregate  amounts  paid to any one  payee  and  included  within  one subaccount is less than $100,000,  only the aggregate  number and amount of all such payments  included within the subaccount need be shown.  Provide a subtotal for each type of service.

          FROM WHOM PURCHASED (1)                                  DESCRIPTION                              AMOUNT
          -----------------------                                  -----------                              ------

Auditing Services:
                                          Audit of Cinergy and subsidiaries Consolidated
                                          Financial Statements; audit of the financial statements
                                          of Cinergy's or its subsidiaries deferred compensation
                                          and stock plans; audit of fuel cost recovery clauses;
                                          research and consultation on various accounting and tax
                                          matters; and assistance in the analysis and resolution
Arthur Andersen LLP                       of miscellaneous accounting issues                            $  3,107,659
                                                                                                  ------------------
                                            Sub-Total                                                      3,107,659

Legal Services:
Aems LLC                                  Legal Services                                                     241,667
Gallagher Boland Meiburger                Legal Services                                                     174,812
Hogan & Hartson                           Legal Services                                                     655,942
Hunton & Williams                         Legal Services - Environmental Issues                              313,188
Latham & Watkins                          Legal Services                                                     135,599
McDermott Will & Emery                    Legal Services                                                     198,561
Nitin Nohria                              Legal Services                                                     150,000
Plews, Shadley, Racher & Braun            Legal Services                                                     202,818
Skadden, Arps, Slate, Meagher & Flom, LLP Litigation; Wholesale Power Sales; General Regulatory Issues       629,624
Thelen Reid & Priest LLP                  Legal Services                                                     102,879
Thompson Hine & Flory LLP                 Legal Services                                                     303,755
                                                                                                  ------------------
                                            Sub-Total                                                      3,108,845
Other Services:
Accenture LLP                             Consulting Services to the Energy Merchant Business Unit           292,365
Alpine Group                              Government Relations Consultants                                   165,000
Alternative Resources Corp.               Information Technology Consulting                                  210,109
American Express                          Company Credit Card Expenses                                       145,957
Ameritech                                 Telephone, Computer, and Printer Services                          181,997
Analysts International Corp.              Contract Programming                                               215,592
Analytical Surveys, Inc.                  Information Technology Consulting                                  250,000
Bell Tech.Logix Inc.                      Information Technology Consulting                                  795,489
Cap Gemini Ernst & Young                  Financial Consulting Services                                    2,773,179
Ciber Inc.                                Information Technology Consulting                                  991,824
Competitive Business Assoc. Inc.          Information Technology Consulting                                  222,310
Convergent Group                          Information Technology Consulting                               10,357,730
Cyberdyne Systems, Inc.                   Information Technology Consulting                                  109,390
Edwards Software Consulting               Information Technology Consulting                                  160,841
EMC Corporation                           Data Storage                                                       622,096
Ernst & Young LLP                         Tax and Management Consultants                                     115,151
Fusion Alliance                           Information Technology Consulting                                  147,750
Fusion Technologies LLC                   Information Technology Consulting                                  208,001
Fusionsoft LLC                            Information Technology Consulting                                1,590,202
Gordon R. Lewis                           Information Technology Consulting                                  184,041
Heidrick & Struggles, Inc.                Executive Search Consultants                                       166,268
Hennegan                                  Annual Report Covers                                               222,961
Hewitt Associates LLC                     Benefit Consulting and Administration                              128,752
Howard Systems International              Information Technology Consulting                                  359,540
ICF Consulting                            Asset Valuation Consulting Services                                255,986
Iconic Consulting Inc.                    Information Technology Consulting                                  105,038
Intellisource LLC                         Audit of Monthly Long-Distance Phone Charges                       123,800
Intellistar                               Market Research Consultants                                        157,465
Korn/Ferry International                  Executive Search Consultants                                       122,220
Lucrum Inc.                               Information Technology Consulting                                  108,497
Luminant Worldwide Corporation            Information Technology Consulting                                  456,641
Manpower Inc.                             Contract Labor Services                                            310,338
Microsoft Corporation                     Information Technology Consulting                                  866,474
Microstrategy Inc.                        Information Technology Consulting                                  111,398
Natsource                                 Consulting, Brokering and Legal Services                           104,999
The Northbridge Group                     Economic Consulting                                                268,905
Oracle Corporation                        Information Technology Maintenance & Technical Support             703,820
Power Technologies Inc.                   Engineering Consultants                                            310,782
Price Waterhouse LLP                      Financial Consulting Services                                      195,050
Professional Computer Center Inc.         Information Technology Consulting                                  869,376
Professional Computer Consultants, Inc.   Information Technology Consulting                                  457,233
Professional Data Resources Inc.          Information Technology Consulting                                  167,974
Richard S Consulting Inc.                 Information Technology Consulting                                  237,808
Risk Management Services                  Risk Management Consulting Services                              2,936,575
Structure Consulting Group LLC            Professional Consulting Services                                   189,834
T.C. Modeling Systems Inc                 Information Technology Consulting                                  118,507
Technology & Business Integrators         Financial Consulting Services                                      459,216
UGC Partners                              Information Technology Consulting                                  119,285
Utility Graphic Consultants               Information Technology Consulting                                  434,257
Wiley Rein & Fielding                     Information Technology Consulting                                  132,283
Other (2)                                                                                                  5,018,591
                                                                                                        ------------
                                              Sub-Total                                                   35,958,897
                                                                                                        ------------

                                             Total Outside Services                                     $ 42,175,401
                                                                                                        ============

(1) All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

(2) Outside services performed that did not meet the $100,000 amount are totaled in this line item.
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.

              DESCRIPTION                                          AMOUNT
              -----------                                          ------

Pension                                                        $  19,378,812
Medical/Dental insurance                                          11,239,674
401(k) contributions                                               5,139,112
Life insurance                                                       553,735
Work Life Programs                                                   618,210
Wellness Programs                                                     53,098
Employee Assistance Programs                                         231,355
Long-Term Disability                                                 466,502
Other                                                                246,526
                                                             ------------------

                  TOTAL                                        $  37,927,024
                                                             ==================
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide  a listing  of the  amount  included  in  Account  930.1,
"General  Advertising  Expenses",  classifying  the items  according to the nature of the  advertising and as defined in the account  definition.  If a particular  class  includes an amount in excess of $3,000  applicable  to a single  payee,  show  separately  the name of the payee  and the  aggregate amount applicable thereto.

        DESCRIPTION            NAME OF PAYEE                        AMOUNT
        -----------            -------------                        ------

  Various (1)                                                       $  3,967
                                                           ---------------------

                                          TOTAL                     $  3,967
                                                           =====================

   (1) No amount in excess of $3,000 was applicable to a single payee.
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide  a listing  of the  amount  included  in  Account  930.2,
"Miscellaneous  General  Expenses",  classifying such expenses according to their nature.  Payments and expenses permitted by Section 321 (b)(2) of the
Federal  Election  Campaign Act, as amended by Public Law 94-283 in 1976 (2
U.S.C. 441 (b)(2)) shall be separately classified.

           DESCRIPTION                                             AMOUNT
           -----------                                             ------

     Labor, Materials and Supplies                             $  6,347,732
     Financial Consulting Services                                4,107,243
     Information Systems Consulting and Services                  3,758,614
     Company Membership Fees and Dues                             2,035,670
     Directors' Fees                                              1,364,133
     Relocation Expenses                                          1,087,665
     Miscellaneous Stores and Transportation Expenses               478,483
     Customer Records and Collections                               472,694
     Other Miscellaneous Items                                    4,900,735
                                                             ----------------

                                 TOTAL                         $ 24,552,969
                                                             ================
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                               RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                     TYPE OF PROPERTY                              AMOUNT
                     ----------------                              ------

            Transportation Rentals                             $     689,780
            Facilities Rent                                       15,262,529
            Telecommunication Equipment Rent                       1,295,883
            Office Equipment Rent                                  1,136,238
            Computer Hardware and Software Rental                 15,994,338
            Other Rent                                               411,412
                                                           -----------------------

                              TOTAL                            $  34,790,180
                                                           =======================
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:  Provide an  analysis  of Account  408,  "Taxes  Other Than Income
Taxes".  Separate  the  analysis  into two  groups:  (1)  Other  than  U.S.
Government  taxes,  and (2)  U.S.  Government  taxes.  Specify  each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                  KIND OF TAX                                      AMOUNT
                  -----------                                      ------

      Other Than U.S. Government Taxes:

            Ohio Property Tax                                   $     36,891
            Delaware Franchise Tax                                        50
            Ohio Franchise Tax                                        25,550
            State Unemployment                                       192,165
                                                               ---------------

                                           Sub-total                 254,656
      U.S. Government Taxes:

            Social Security Taxes                                  8,755,315
            Federal Unemployment                                     116,931
                                                               ---------------

                                           Sub-total               8,872,246
                                                               ---------------

                                           TOTAL                $  9,126,902
                                                               ===============
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                            DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide  a listing  of the  amount  included  in  Account  426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and  amount  of all  items  of less  than  $3,000  may be  shown in lieu of details.

             NAME OF RECIPIENT        PURPOSE OF DONATION         AMOUNT
             -----------------        -------------------         ------

                                                               $       -
                                                               ------------

                                             TOTAL             $       -
                                                               ============
TOC

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 2001

                        OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other
Deductions", classifying such expenses according to their nature.

                 DESCRIPTION         NAME OF PAYEE                 AMOUNT
                 -----------         -------------                 ------

                                                                 $  -
                                                               --------------

                                            TOTAL                $  -
                                                               ==============
TOC

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2001

Schedule XVIII - NOTES TO STATEMENTS OF INCOME

        INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                    See Schedule XIV - Notes to Financial Statements.

TOC

                                             Annual Report of Cinergy Services, Inc.
                                                 For the Year Ended December 31, 2001

                                                          ORGANIZATION CHART
                                                                   |
                                     Chairman of the Board, President, and Chief Executive Officer
                                                              - Executive
                                                                   |
----------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                          President,
                                                     Executive Vice       Power          Executive Vice
                                                     President & Chief    Technology &   President & Chief  Vice President,
Executive Vice     Executive Vice    Vice President, Executive Officer,   Infrastructure Executive Officer, General Counsel Vice President,
President & Chief    President,        Corporate     Regulated Businesses Services       Energy Merchant    & Assistant     Corporate     Vice President,
Financial Officer Corporate Services Communications  Business Unit        Business Unit  Business Unit      Secretary       Development   Human Resources
----------------------------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------------------------
-Accounting          -Environmental   -Public Affairs -Accounting         -Accounting     -Accounting       -Legal          -Planning     -Human Resources
-Finance               Affairs                        -Electric System    -Finance        -Environmental
-Information Systems -Planning                           Maintenance      -Planning          Affairs
-Internal Audit      -Public Affairs                  -Electric                           -Facilities
-Investor Relations                                     Transmission &                    -Finance
-Marketing and                                          Distribution                      -Fuels
Customer Relations                                      Engineering &                     -Human Resources
-Materials Management                                   Construction                      -Information Systems
-Planning                                             -Environmental                      -Legal
                                                         Affairs                          -Materials
                                                      -Facilities                            Management
                                                      -Finance                            -Power Engineering
                                                      -Human Resources                       and Construction
                                                      -Information                        -Planning
                                                      Systems                             -Power Planning
                                                      -Legal
                                                      -Marketing and
                                                         Customer
                                                      Relations
                                                      -Materials
                                                         Management
                                                      -Meters and
                                                      Transportation
                                                      -Planning
                                                      -Power Planning
                                                      -Public Affairs
                                                      -Right of Way
                                                      -Rates

----------------------------------------------------------------------------------------------------------------------------------------------------------
TOC

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2001

METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1. Sales Ratio

A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2. Electric Peak Load Ratio

A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3. Number of Customers Ratio

A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4. Number of Employees Ratio

A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

5. Construction Expenditures Ratio

A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6. Circuit Miles of Electric Distribution Lines Ratio

A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

7. Number of Central Processing Unit Seconds Ratio

A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (including Cinergy Corp.‘s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8. Revenues Ratio

A ratio based on total revenues for the immediately preceding twelve calendar months, the numerator of which is for a nonutility Client Company or Service Company Function and the denominator of which is for all Client Companies and/or the Service Company. This ratio will be determined annually or at such time as may be required due to a significant change.

9. Direct Cost Ratio

A ratio, based on the direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and nonutility). This ratio will be determined annually, or at such time as may be required due to a significant change.

TOC

Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2001

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2001:

In accordance with Instruction 01-12 of the Securities and Exchange Commission’s Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 2001:

A. Amount of interest billed to associate companies is contained on page 24, Analysis of Billing.

B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

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Annual Report of Cinergy Services, Inc.
For the Year Ended December 31, 2001

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                         Cinergy Services, Inc.
                                     -------------------------------
                                      (Name of Reporting Company)

                                           By: /s/ Bernard F. Roberts
                                    ----------------------------------
                                     (Signature of Signing Officer)

                          Bernard F. Roberts, Vice President and Comptroller
                         -----------------------------------------------------
                              (Printed Name and Title of Signing Officer)

Date:  April 23, 2002
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